1933 Act File No. 333-258934

1940 Act File No. 811-23730

As filed with the Securities and Exchange Commission on December 17, 2021

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-1A

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 2	☒

Federated Hermes ETF Trust

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

It is proposed that this filing become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-1A (333-258934) is to file Exhibit 28(a)(1), Conformed copy of Amended and Restated Agreement and Declaration of Trust as adopted December 14, 2021.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectuses of the Registrant as filed on December 16, 2021 pursuant to Rule 497 are incorporated herein by reference.

Part B --- The definitive Statements of Additional Information of the Registrant as filed on December 16, 2021 pursuant to Rule 497 are incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 28(a)(1) – Conformed copy of Amended and Restated Agreement and Declaration of Trust as adopted December 14, 2021.

Item 28. Exhibits

(a)	Declaration of Trust
1	Conformed copy of Amended and Restated Agreement and Declaration of Trust of the Registrant as adopted December 14, 2021	+
2	Conformed copy of Certificate of Amendment to Certificate of Trust of the Registrant dated December 7, 2021 as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(b)	By-Laws
Amended and Restated By-Laws of the Registrant dated August 13, 2021 as filed via EDGAR in its Registration Statement on August 19, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(c)	Instruments Defining Rights of Security Holders
Federated Securities Corp. does not issue share certificates for the Fund.

(d)	Investment Advisory Contracts
Federated Investment Management Company
Conformed copy of Investment Advisory Contract of the Registrant dated September 1, 2021, including Exhibits A and B and Limited Power of Attorney as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(e)	Underwriting Contracts
1	Conformed copy of Distributor’s Contract of the Registrant dated September 1, 2021, including Exhibits A and B as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
2	Form of Authorized Participant Agreement as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(f)	Bonus or Profit Sharing Contracts
Not applicable
(g)	Custodian Agreements
(1)	Conformed copy of Amended and Restated Master Custodian Agreement dated March 1, 2017 by and between State Street Bank and Trust Company and the Registrant, including Appendix A (revised as of December 1, 2021) as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
(2)	Conformed copy of Additional Funds provision of the Master Custodian Agreement effective October 15, 2021 between the Registrant and State Street Bank and Trust Company as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(h)	Other Material Contracts
1	Services Agreement
Conformed copy of Services Agreement between Federated Advisory Services Company and Federated Investment Management Company dated January 1, 2004, including Schedule 1 (revised as of December 1, 2021) as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
2	Transfer Agency Agreement
(a)	Conformed copy of Transfer Agency and Service Agreement between State Street Bank and Trust Company and the Registrant dated October 15, 2021, including Schedule A as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
(b)	Conformed copy of Supplement to the Transfer Agency and Service Agreement dated as of October 15, 2021, including Schedule A and Appendix A as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
3	Administrative Services Agreement
Conformed copy of Third Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2021, including Exhibit A (revised as of December 1, 2021) and Exhibit B as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
4	Financial Administration and Accounting Agreement
(a)	Conformed copy of the Financial Administration and Accounting Services Agreement between the Federated Funds and State Street Bank and Trust Company dated March 1, 2011, as amended, including Exhibit A (revised as of December 1, 2021) as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
(b)	Conformed copy of Additional Funds provision of the Financial Administration and Accounting Services Agreement between State Street Bank and Trust Company and the Federated Funds dated October 15, 2021 as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(i)	Legal Opinion
Conformed copy of Opinion and Consent of Counsel as to legality of shares being registered as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(j)	Other Opinions
Consent of Independent Registered Public Accounting Firm Ernst & Young as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(k)	Omitted Financial Statements
Not Applicable

(l)	Initial Capital Agreements
Initial Capital Understanding of the Registrant on behalf of Federated Hermes Short Duration Corporate ETF and Federated Hermes Short Duration High Yield ETF as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(m)	Rule 12b-1 Plan
Conformed copy of the Distribution Plan between the Registrant and Federated Securities Corp. dated September 1, 2021, including Appendix A as filed via EDGAR in its Pre-Effective Amendment No. 1 on December 8, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(n)	Rule 18f-3 Plan
Not Applicable

(o)	Powers of Attorney
1	Conformed copy of Power of Attorney of the Registrant dated February 11, 2021 as filed via EDGAR in its Registration Statement on August 19, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).
2	Conformed copy of Unanimous Consent of Trustees of the Registrant dated February 11, 2021 as filed via EDGAR in its Registration Statement on August 19, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

(p)	Codes of Ethics
Conformed copy of the Federated Hermes, Inc. Code of Ethics for Access Persons, effective April 26, 2021 as filed via EDGAR in its Registration Statement on August 19, 2021 on Form N-1A (File Nos. 811-23730 and 333-258934).

+	Exhibit is being filed electronically with registration statement

Item 29 Persons Controlled by or Under Common Control with the Fund:
None

Item 30 Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's Declaration of Trust, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 31 Business and Other Connections of Investment Adviser: Federated Investment Management Company
For a description of the other business of the Investment Adviser, see the section entitled “Who Manages the Fund?” in Part A. The affiliations with the Registrant of two of the Trustees and two of the Officers of the Investment Adviser are included in Part B of this Registration Statement under "Who Manages and Provides Services to the Fund?" The remaining Trustees of the Investment Adviser and, in parentheses, their principal occupations are: Thomas R. Donahue, (Chief Financial Officer, Federated Hermes, Inc.), 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779, John B. Fisher, (Vice Chairman, Federated Hermes, Inc.) 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779 and James J. Gallagher, II, Partner, Morris James LLP, 500 Delaware Avenue, Suite 1500, Wilmington, DE 19801-1494. The business address of each of the Officers of the Investment Adviser is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779. These individuals are also officers of a majority of the Investment Advisers to the investment companies in the Federated Hermes Fund Complex described in Part B of this Registration Statement.
The Officers of the Investment Adviser are:
Chairman:	J. Christopher Donahue
President/ Chief Executive Officer:	John B. Fisher
Executive Vice Presidents:	Deborah A. Cunningham Robert J. Ostrowski
Senior Vice Presidents:

Todd Abraham

J. Scott Albrecht

Randall S. Bauer

Jonathan C. Conley

Mark E. Durbiano

Donald T. Ellenberger

Eamonn G. Folan

Richard J. Gallo

John T. Gentry

Susan R. Hill

William R. Jamison

Jeffrey A. Kozemchak

Anne H. Kruczek

Marian R. Marinack

Mary Jo Ochson

Jeffrey A. Petro

Ihab Salib

Michael W. Sirianni, Jr.

Steven J. Wagner

Paige Wilhelm

Vice Presidents:

Christopher S. Bodamer

G. Andrew Bonnewell

Hanan Callas

David B. Catalane, Jr.

Leslie Ciferno

Jerome Conner

Lee R. Cunningham, II

Gregory Czamara, V

B. Anthony Delserone, Jr.

Joseph A. Delvecchio

Jason DeVito

Bryan Dingle

William Ehling

Ann Ferentino

Kevin M. Fitzpatrick

Timothy P. Gannon

Kathryn P. Glass

James L. Grant

Patricia L. Heagy

Nathan H. Kehm

John C. Kerber

J. Andrew Kirschler

Allen J. Knizner

Tracey Lusk

Karen Manna

Daniel James Mastalski

Robert J. Matthews

Christopher McGinley

Keith E. Michaud

Karl Mocharko

Joseph M. Natoli

Gene Neavin

Bob Nolte

Liam O’Connell

Mary Kay Pavuk

John Polinski

Rae Ann Rice

Brian Ruffner

Thomas C. Scherr

John Sidawi

Kyle Stewart

Patrick J. Strollo, III

Mary Ellen Tesla

James Damen Thompson

Timothy G. Trebilcock

Nicholas S. Tripodes

Anthony A. Venturino

Mark Weiss

George B. Wright

Christopher Wu

Assistant Vice Presidents:

John Badeer

Ian Paul Bangor

Patrick Benacci

Nicholas Cecchini

James Chelmu

Joseph Engel

Brandon Ray Hochstetler

Jeff J. Ignelzi

Nick Navari

Bradley Payne

Braden Rotberg

John W. Scullion

Steven J. Slanika

Peter Snook

Randal Stuckwish

Michael S. Wilson

Secretary:	G. Andrew Bonnewell
Assistant Secretaries:	Edward C. Bartley George F. Magera
Treasurer:	Thomas R. Donahue
Assistant Treasurers:	Jeremy D. Boughton Richard A. Novak
Chief Compliance Officer:	Stephen Van Meter

Item 32 Principal Underwriters:
(a)	Federated Securities Corp., the Distributor for shares of the Registrant, acts as principal underwriter for the following investment companies, including the Registrant. The address of Federated Securities Corp. is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.
Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes Equity Income Fund, Inc.
Federated Hermes ETF Trust
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Securities, Inc.
Federated Hermes Government Income Trust
Federated Hermes High Income Bond Fund, Inc.
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes International Series, Inc.
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Short-Term Government Trust
Federated Hermes Total Return Government Bond Fund
Federated Hermes Total Return Series, Inc.
Federated Hermes World Investment Series, Inc.

(b)
(1) Positions and Offices with Distributor	(2) Name	(3) Positions and Offices With Registrant
Executive Vice President, Assistant Secretary and Director:	Thomas R. Donahue
President and Director:	Paul Uhlman
Vice President and Director:	Peter J. Germain
Director:	Frank C. Senchak

(1) Positions and Offices with Distributor	(2) Name	(3) Positions and Offices With Registrant
Executive Vice Presidents:	Michael Bappert Peter W. Eisenbrandt Solon A. Person, IV
Senior Vice Presidents:

Irving Anderson

Daniel G. Berry

Jack Bohnet

Edwin J. Brooks, III

Bryan Burke

Scott J. Charlton

Steven R. Cohen

James S. Conley

Stephen R. Cronin

Charles L. Davis, Jr.

Michael T. Dieschborg

Michael T. DiMarsico

Jack C. Ebenreiter

James Getz, Jr.

Scott A. Gunderson

Dayna C. Haferkamp

Vincent L. Harper, Jr.

Bruce E. Hastings

Donald Jacobson

Jeffrey S. Jones

Scott D. Kavanagh

Harry J. Kennedy

Michael Koenig

Edwin C. Koontz

Anne H. Kruczek

Jane E. Lambesis

Jerry Landrum

Hans W. Lange, Jr.

Michael Liss

Diane Marzula

Amy Michaliszyn

Richard C. Mihm

Vincent T. Morrow

Alec H. Neilly

Keith Nixon

James E. Ostrowski

Stephen Otto

Richard P. Paulson

Richard A. Recker

Diane M. Robinson

Brian S. Ronayne

Timothy A. Rosewicz

Eduardo G. Sanchez

Tom Schinabeck

Edward L. Smith

John Staley

William C. Tustin

Michael N. Vahl

G. Walter Whalen

Lewis C. Williams

Michael Wolff

Daniel R. Wroble

Erik Zettlemayer

Paul Zuber

Vice Presidents:

Frank Amato

Catherine M. Applegate

Kenneth C. Baber

Raisa E. Barkaloff

Robert W. Bauman

Marc Benacci

Christopher D. Berg

Bill Boarts

Matthew A. Boyle

Edward R. Bozek

Thomas R. Brown

Mark Carroll

Dan Casey

Stephen J. Costlow

Mary Ellen Coyne

Kevin J. Crenny

David G. Dankmyer

Christopher T. Davis

Donald Edwards

Mark A. Flisek

Stephen Francis

Heather W. Froelich

David D. Gregoire

Raymond J. Hanley

George M. Hnaras

Scott A. Holick

Ryan W. Jones

Todd Jones

Patrick Kelly

Nicholas R. Kemerer

Robert H. Kern

Shawn E. Knutson

Crystal C. Kwok

David M. Larrick

John P. Liekar

Jonathan Lipinski

Paul J. Magan

Margaret M. Magrish

Alexi A. Maravel

Meghan McAndrew

Martin J. McCaffrey

Samuel McGowan

Daniel McGrath

Brian McInis

John C. Mosko

Mark J. Murphy

Catherine M. Nied

Ted Noethling

John A. O’Neill

Mark Patsy

Marcus Persichetti

Max E. Recker

Emory Redd

Matt Ryan

John Shrewsbury

Peter Siconolfi

Neal Siena

Justin Slomkowski

Bradley Smith

John R. Stanley

Mark Strubel

Jonathan Sullivan

David Wasik

Theodore Williams

Brian R. Willer

Littell L. Wilson

James J. Wojciak

Assistant Vice Presidents:

Debbie Adams-Marshall

Zachary J. Bono

Edward R. Costello

Madison Dischinger

Chris Jackson

Kristen C. Kiesling

Anthony W. Lennon

Stephen R. Massey

Carol McEvoy McCool

John K. Murray

Melissa R. Ryan

Carol Anne Sheppard

Scott A. Vallina

Laura Vickerman

Secretary:	Kary A. Moore
Assistant Secretaries:	Edward C. Bartley
Thomas R. Donahue
George F. Magera
Treasurer:	Richard A. Novak
Assistant Treasurer:	Jeremy D. Boughton
Chief Compliance Officer:	Stephen Van Meter

(c)	Not Applicable

Item 33. Location of Accounts and Records:
All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder and those records required to be maintained by the Adviser with respect to the Registrant in accordance with CFTC regulations are maintained at one of the following locations:

Registrant	Federated Hermes Funds 4000 Ericsson Drive Warrendale, PA 15086-7561 (Notices should be sent to the Agent for Service at the address listed on the facing page of this filing.)
Federated Administrative Services (Administrator)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Securities Corp. (Distributor)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Investment Management Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Advisory Services Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
State Street Bank and Trust Company (Transfer Agent and Dividend Disbursing Agent)	P.O. Box 219318 Kansas City, MO 64121-9318
State Street Bank and Trust Company (Custodian)	1 Iron Street Boston, MA 02110

Item 34 Management Services: Not applicable.

Item 35 Undertakings:
Registrant hereby undertakes to comply with the provisions of Section 16(c) of the 1940 Act with respect to the removal of Trustees and the calling of special shareholder meetings by shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, FEDERATED HERMES ETF TRUST, certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 17th day of December, 2021.

FEDERATED HERMES ETF TRUST
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registrant’s Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY:/s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	December 17, 2021
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
Thomas R. Donahue*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Thomas O’Neill*	Trustee
Madelyn A. Reilly*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney